Filed Pursuant To Rule 433

Registration No. 333-233191

April 22, 2020

SPDR® Gold Shares ETF Capital Markets Perspective

GLD

Product Comparison
Key Trading Features

April 2020

SPDR Gold Shares (GLD®) was the first US-listed gold bullion-backed exchange traded fund (ETF). Other products have launched since GLD's 2004 debut, so for institutional investors, understanding that there are many factors to consider when choosing a gold ETF is of paramount importance.

Liquidity

One factor to consider for institutional investors is the market size, because higher trading volume is a key determinant of cost. GLD is the most traded gold ETF in the US, with a 12-month average daily notional trading volume nearly 5 times higher than its closest competitor.

12-Month Average Daily Notional Trading Volume



GLD $1,444,498,092
IAU $302,576,116

Source: Bloomberg Finance, L.P., State Street Global Advisors, for the one-year period ending 03/31/2020.
The trading volume table above includes GLD and its biggest US-listed competitor in terms of assets under management, the iShares Gold Trust (IAU). Inception dates: GLD: 11/18/2004, IAU: 1/21/2005.

Higher trading volume tightens bid-ask spreads, lowering trading costs for investors, whether they are buying, selling or rebalancing. Also, each share of GLD amounts to about 10 times more gold exposure than shares of IAU, GLD's biggest competitor by assets.[1] That means that for any given transaction, total per-share trading costs associated with the same amount of gold exposure are about 10 times less using GLD than using IAU. That's why the bid-ask spread on GLD, measured in basis points, is lower than IAU's in the following table.

Bid/Ask Spread Comparison

	GLD	IAU
Share Price	$148.05	$15.07
Bid/Ask Spread ($)	0.02	0.01
Bid/Ask Spread (bps)	**1.44**	**6.64**

Source: Bloomberg Finance, L.P., State Street Global Advisors, as of 03/31/2020. Share price is as of 03/31/2020. Bid/Ask Spread data is for the month of March 2020.

Trading Comparison

GLD's higher share price is an advantage for large investors. Compare a hypothetical $1 million dollar investment in GLD versus IAU. The same $1 million investment buys 6,754 shares of GLD, compared to 66,357 shares of IAU. Because investors need to buy roughly 10 times as many shares of IAU as GLD shares for similar gold exposure, costs related to bid-ask spreads and commissions are 10 times as much on IAU than on GLD, when those fees are paid on a per-share basis.

Gold Exposure Comparison

	GLD	IAU
Investment	$1,000,000	$1,000,000
Share Price	$148.05	$15.07
Bid/Ask Spread	$0.02	$0.01
Trading Cost	$143.94	$664.35
Shares Purchased	**6,754**	**66,357**

For illustrative purposes only.
Source: Bloomberg Finance, L.P., State Street Global Advisors, as of 03/31/2020.

1 At GLD's inception, each GLD share represented about 0.10000 of a troy ounce of gold. But accumulated expenses related to GLD's expense ratio has caused this relationship to shift over time. As of 03/31/2020, each GLD share equaled about 0.094067 of a troy ounce of gold. After IAU's 10-for-1 share split, payable June 23, 2010, one IAU share represented about 0.01000 of a troy ounce of gold. This relationship, too, has shifted over time due to accumulated expenses related to IAU's expense ratio. As of 03/31/2020, each IAU share equaled about 0.009561 of a troy ounce of gold.

STATE STREET GLOBAL ADVISORS SPDR®

1

WORLD GOLD COUNCIL

Options Liquidity Securities Lending Revenue Trading GLD options is less expensive for the same reasons Securities lending can potentially offset costs for institutional as trading GLD shares. GLD’s options market is more than investors because of the revenues it can generate. The average 712 times larger than its biggest US competitor, IAU, as the amount on loan of GLD shares from 03/31/2019 through table below shows. The higher volume means tighter spreads 03/31/2020 was $856 million, compared to $54 million for IAU. and lower trading costs using GLD options versus using IAU options. Securities Lending Revenue Comparison Also, the trading costs related to options is subject to the same GLD IAU per-share realities as trading GLD shares. For the same-sized Average Total Balance ($m) $855.52 $54.36 transaction, the total bid-ask spread costs trading GLD Average Utilization Rate (%) options has historically been about one-tenth as much as 28.82 17.02 using IAU options. Average Security Lending Fee (bps) 6.26 6.55 Source: Markit, State Street Global Advisors, for the one-year period Notional Options Open Interest ending 03/31/2020. GLD $54,237,451,275 IAU $76,224,060 Source: Bloomberg Finance, L.P., State Street Global Advisors, as of 03/31/2020. ETF Expense Ratio GLD IAU Gross Expense Ratio 0.40 0.25 Source: Morningstar, as of 03/31/2020. ssga.com Investing in commodities entails (the “CEA”). As a result, shareholders of the (S&P); Dow Jones is a registered trademark significant risk and is not appropriate Trust do not have the protections associated of Dow Jones Trademark Holdings LLC (Dow spdrs.com for all investors. with ownership of shares in an investment Jones); and these trademarks have been company registered under the 1940 Act or the licensed for use by S&P Dow Jones Indices Important Information Relating to SPDR® protections afforded by the CEA. LLC (SPDJI) and sublicensed for certain Investment professional use only Gold Trust (“GLD®”): GLD shares trade like stocks, are subject to purposes by State Street Corporation. State investment risk and will fluctuate in market Street Corporation’s financial products are The SPDR Gold Trust (“GLD”) has filed a value. The value of GLD shares relates directly not sponsored, endorsed, sold or promoted Important risk information registration statement (including a to the value of the gold held by GLD (less its bySPDJI, Dow Jones, S&P, their respective prospectus) with the Securities and expenses), and fluctuations in the price of gold affiliates and third party licensors and none Investing involves risk, and you could lose Exchange Commission (“SEC”) for the could materially and adversely affect an of such parties makes any representation money on an investment in SPDR® Gold offering to which this communication investment in the shares. The price received regarding the advisability of investing in such Trust (“GLD®”). relates. Before you invest, you should read upon the sale of the shares, which trade at product(s) nor do they have any liability in ETFs trade like stocks, are subject to the prospectus in that registration market price, may be more or less than the relation thereto. investment risk, fluctuate in market value and statement and other documents GLD has value of the gold represented by them. GLD may trade at prices above or below the ETFs’ filed with the SEC for more complete does not generate any income, and as GLD For more information, please contact the net asset value. Brokerage commissions and information about GLD and this offering. regularly sells gold to pay for its ongoing Marketing Agent for GLD: State Street ETF expenses will reduce returns. Please see the GLD prospectus for a more expenses, the amount of gold represented by Global Advisors Funds Distributors, LLC, Commodities and commodity-index linked detailed discussion of the risks of investing each Share will decline over time to that extent. One Iron Street, Boston, MA, 02210; securities may be affected by changes in GLD shares. The GLD prospectus is The World Gold Council name and logo are a T: +1 866 320 4053 spdrgoldshares.com. in overall market movements, changes in available by http://www.spdrgoldshares. registered trademark and used with the interestrates, and other factors such as com/media/GLD/file/SPDR-Gold-Trust- permission of the World Gold Council pursuant State Street Global Advisors, LLC, Member weather, disease, embargoes, or political and Prospectus-20190908.pdf. You may get to a license agreement. The World Gold Council FINRA, SIPC regulatory developments, as well as trading these documents for free by visiting is not responsible for the content of, and is activity of speculators and arbitrageurs in the EDGAR on the SEC website at sec.gov or by not liable for the use of or reliance on, this © 2020 State Street Corporation. underlying commodities. visiting spdrgoldshares.com. Alternatively, material. World Gold Council is an affiliate All Rights Reserved. Frequent trading of ETFs could significantly the Trust or any authorized participant will of GLD’s sponsor. ID194401-2023233.10.1.AM.INST 0420 increase commissions and other costs such arrange to send you the prospectus if you GLD® is a registered trademark of World Gold Exp. Date: 07/31/2020 that they may offset any savings from low request it by calling 866.320.4053. Trust Services, LLC used with the permission of fees or costs. GLD is not an investment company registered World Gold Trust Services, LLC. Not FDIC Insured Diversification does not ensure a profit or under the Investment Company Act of 1940 Standard & Poor’s®, S&P® and SPDR® are No Bank Guarantee guarantee against loss. (the “1940 Act”) and is not subject to regulation registered trademarks of Standard & Poor’s May Lose Value under the Commodity Exchange Act of 1936 Financial Services LLC, a division of S&P Global 2

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Advisors Funds Distributors, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.